

CORRECTED
July 7, 2011

Via Facsimile
Garrett Krause
Chief Executive Officer
Iron Mining Group, Inc.
295 Madison Ave
12th Floor
New York, NY 10067

    Re: Iron Mining Group, Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed April 19, 2011
              Form 10-Q for Quarterly Period Ended
              March 31, 2011
              Filed May 23, 2011
              File No. 333-147529

Dear Mr. Krause:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 11

1.   Please tell us how you complied with Item 308T of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2011

Item 4. Controls and Procedures, page 24

2.   We note that you concluded your disclosure controls and procedures were not effective as of December 31, 2010. We further note that there have not been any changes to your internal control over financial reporting and that you concluded your disclosure controls and procedures were effective as of March 31, 2011. In light of your conclusion in your Form 10-K and that no changes have been made, please tell us how you determined that your disclosure controls and procedures were effective as of March 31, 2011.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the phrase "information" with "data and have identified for issuer's auditors any material weaknesses in internal controls" in paragraph 5a. Please revise your certifications in future filings to comply with the Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief